NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange American (the 'NYSE American' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the Common Stock of Spirit Aviation Holdings, Inc. (the "Company") from listing and registration on the Exchange at the opening of business on September 22, 2025, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision that the Company is no longer suitable for listing and will commence delisting proceedings pursuant to Section 1003(c)(iii) of the NYSE American Company Guide in light of the Company's disclosure on August 29, 2025. The Company has filed voluntary petitions for Chapter 11 in the U.S. Bankruptcy Court for the Southern District of New York (the "Court"). The shares are expected to be cancelled and have no value as part of the Company's restructuring. On September 2, 2025, the Exchange determined that the Company's Common Stock should be suspended from trading and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on NYSE American. The Company was notified on September 2, 2025. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange the determination to delist the Common Stock, provided it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not exercise that right. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.